UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Aryeh Davis, General Counsel

Pequot Capital Management, Inc.

500 Nyala Farm Road, Westport, CT 06880

(203) 429-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0

1	Names of Reporting Persons. Pequot Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned	7 Sole Voting Power 0(1)
8 Shared Voting Power 0
9 Sole Dispositive Power 0(1)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐ (1)
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person (See Instructions) IA

(1)	See Item 5 below.

This Amendment No. 2 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”), and amends and restates Item 5 of the Amendment No. 1 to Schedule 13D filed by the Reporting Person on December 29, 2005 (“Amendment No. 1”), together with the Schedule 13D filed by the Reporting Person on June 16, 2003 (the “Schedule 13D,” and together with Amendment No. 1 and this Amendment No. 2, the “Statement”).

This Amendment No. 2 relates to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D, as previously amended.

Effective August 20, 2008, FirstMark Capital, L.L.C., a Delaware limited liability company (“FirstMark”), became the investment manager of certain funds formerly managed by Pequot. These funds included, among other securities, all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of August 20, 2008, the Reporting Person no longer beneficially owns any shares of Common Stock.

(b) Not applicable.

(c) Except for the information set forth in this Statement, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) As of August 20, 2008, the Reporting Person is not a beneficial owner of more than 5% of the Issuer’s Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Pequot Capital Management, Inc.

Date: August 21, 2008	By:	/s/ Aryeh Davis
Aryeh Davis
Chief Operating Officer, General Counsel and Secretary